Exhibit 99.6

FORM OF LETTER TO CLIENTS

BANK OF FLORIDA CORPORATION

Up to 38,873,694 Shares of Common Stock To Be Issued Upon the Exercise of Subscription Rights

March       , 2010

To Our Clients:

Enclosed for your consideration are the prospectus (the “Prospectus”) and the Instructions for Use of Bank of Florida Corporation Subscription Rights Certificates relating to Bank of Florida Corporation’s (the “Corporation”) offering (the “Rights Offering”) of shares of its common stock (the “Common Stock”), which will be issued upon the exercise of non-transferable subscription rights (the “Subscription Rights”). The Subscription Rights are being distributed to all holders of record of the Common Stock as of 5:00 p.m., Eastern Time, on March 8, 2010 (the “Record Date”). The Subscription Rights and the Rights Offering are described in the Prospectus.

In the Rights Offering, the Corporation is offering up to an aggregate of 38,873,694 shares of the Common Stock to be issued upon the exercise of the Subscription Rights, subject to the Corporation’s right, exercisable in its sole discretion, to issue up to 44,600,000 additional shares to accommodate oversubscription requests that the Corporation may receive under the terms of the Rights Offering and/or to facilitate sales of shares to new investors in the supplemental offering that the Corporation is undertaking concurrently with the Rights Offering, all of which is described further in the Prospectus. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., Eastern Time, on April 16, 2010, unless the Corporation elects in its sole discretion to extend the period of the Rights Offering beyond this date (as such date may be extended, the “Expiration Date”).

As described in the Prospectus, you will receive three Subscription Rights for each whole share of Common Stock you owned on the Record Date. Each Subscription Right will allow you to subscribe to purchase one share of Common Stock (the “Basic Subscription Right”) at a subscription price of $                 per share. For example, if you owned 1,000 shares of Common Stock on the Record Date, you would receive 3,000 Subscription Rights and would have the right to purchase 3,000 shares of Common Stock for $                 per share pursuant to your Basic Subscription Right.

In addition, if you exercise your Basic Subscription Right in full, you will be eligible to subscribe to purchase additional shares of Common Stock, subject to the conditions and limitations described further in the Prospectus (the “Oversubscription Opportunity”). The Corporation offers no assurances that any subscription requests that you may submit pursuant to the Oversubscription Opportunity will be fulfilled in whole or in part. You will be required to submit payment in full for all of the shares of Common Stock you wish to buy under your Basic Subscription Right and pursuant to the Oversubscription Opportunity. Any excess subscription payments that you may pay in the Rights Offering will be returned, without interest, to you as soon as practicable following the completion of the Rights Offering.

The Subscription Rights are evidenced by rights certificates (each, a “Rights Certificate”) registered in the names of the record holders of the shares of the Common Stock for which the Subscription Rights are being distributed. Subscription Rights are non-transferable, meaning that they may not be sold, transferred, or assigned by the holder of the Subscription Rights to any other party.

THE ENCLOSED MATERIALS ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF SHARES OF THE COMMON STOCK WHICH ARE CARRIED BY US IN YOUR ACCOUNT BUT ARE NOT REGISTERED IN YOUR NAME. EXERCISES OF THE SUBSCRIPTION RIGHTS DISTRIBUTED WITH RESPECT TO THESE SHARES MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

We are hereby requesting that you instruct us as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms of the Rights Offering and subject to the conditions set forth in the Prospectus. We urge you to read the Prospectus and other enclosed materials carefully and in their entirety before instructing us to exercise your Subscription Rights.

Your instructions to us, together with any required payment, should be forwarded as promptly as possible in order to permit us to exercise the Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Time, on the Expiration Date. Once you have exercised any of your Subscription Rights, such exercise may not be canceled, revoked or otherwise amended.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by timely completing, executing, and returning to us the enclosed Beneficial Owner Election Form with any required payment.

With respect to any instructions to exercise (or not to exercise) Subscription Rights, the enclosed Beneficial Ownership Election Form must be completed and returned, together with any required payment, such that it will be actually received by us by 5:00 p.m., Eastern Time, on April 16, 2010, the last business day prior to the scheduled Expiration Date of the Rights Offering.

Additional copies of the enclosed materials may be obtained from Regan & Associates, Inc., which is acting as the Corporation’s information agent in the Rights Offering. You may also contact Regan & Associates, Inc., at 1 (800)-737-3426 (toll free) if you have any questions on the Rights Offering or require any assistance in exercising your Subscription Rights.

Very truly yours,